

Annual Report 2002



AMERICAN BANK NOTE HOLOGRAPHICS, INC.

To Our Stockholders

We are pleased to report continued achievements in reestablishing ABNH as a leading supplier of security solutions for documents and products. We have continued to refocus the company and improve our market and financial position. Some of our noteworthy recent accomplishments are summarized below:

Secured our core business – We have strengthened our position as the market leader for security holograms on transaction cards. The new five year contract that we concluded with MasterCard in February 2003 solidifies this relationship, while enhancing security and flexibility. MasterCard represented about 40% of our total sales in 2002, and this long term commitment is a testament to the quality and value of the products and service we provide to our customers. We also recently expanded our relationship with VISA, with a newly designed security hologram that is being incorporated onto a new VISA branded product.

Improved Margins and Strengthened Financial Position – Our sharper marketing focus on high value security products combined with improved operating efficiencies enabled us to increase margins in the face of a weak economy and growing competition. In 2002, we generated $1.6 million of cash from operations compared to $0.2 million in 2001. We concluded 2002, with over $8 million of cash and no debt. We have built a strong financial position which gives us the flexibility to invest



Kenneth H. Traub
President and Chief Executive Officer

Salvatore F. D'Amato
Chairman of the Board

prudently in product and business development to meet the growing requirements for authentication solutions in our target markets.

Marketing Initiatives – We continued to strengthen our position as a leading supplier of security solutions in each of our major target markets: transaction cards, identity documents, documents of value and consumer branded products. In transaction cards, we have deepened our relationships with MasterCard, VISA and other card issuers. We also improved our offerings for both HoloMag® and HoloCard™ as next generation solutions for the security and design requirements of the card industry. HoloMag®, our patented combination of a security hologram and a magnetic stripe, and HoloCard™, our full-faced holographic card, have both undergone extensive testing and evaluation by major card issuers with encouraging results. In the identity document market, we have been working with agencies of the US government, various states and foreign governments to design new ID cards, passports and licenses with enhanced security features. In the bank note market, we are encouraged that major central banks and paper makers are recognizing that our holographic material for window threads is exceptionally durable and offers a robust combination of both overt and covert security features. We are also working closely with major pharmaceutical companies, packaging and label suppliers and law enforcement to provide improved security solutions to address the increasing global risk of counterfeiting, tampering and diversion of pharmaceuticals and other consumer products.

Strengthened Intellectual Property Position – We successfully defended important international patents, and we filed for new patents in 2002. We are pleased to have reached an amicable settlement with a competitor, in which they agreed to pay $900,000 plus future potential royalties to license certain of our patents. We also settled a dispute with a third party patent holder and obtained a fully paid up perpetual license to certain important patents for casting and 2D/3D holograms. These initiatives both strengthen our intellectual property position, and reduce our risk of third party claims with respect to these technologies.

The need for better security solutions to protect documents and products is continuing to escalate. Improved imaging and copying technologies have become widely available to both the professional and casual counterfeiter. But more urgently, counterfeiting and tampering are tools for terrorists to fund their illicit activities and threaten both the public's safety and consumer confidence. Governments and corporations that produce financial, identification and consumer products must become more proactive in protecting these products from terrorist and criminal attack.

We remain committed to developing and marketing the most effective solutions to protect important documents and products. We are proud of the role ABNH is serving in helping to protect the security of the documents and products that are essential to a free and productive society.

We are grateful for your continued support and we look forward to a prosperous and secure future.



Kenneth H. Traub
President and Chief Executive Officer



Salvatore F. D'Amato
Chairman of the Board

Company Profile

American Bank Note Holographics, Inc. (ABNH) is a world leader in the design, production and marketing of high security holograms for the protection of credit cards, packaged products, identity cards, bank notes and other documents of value. ABNH pioneered the use of holographic technology in the 1980s to combat counterfeiting and fraud. ABNH holograms are used to protect a wide range of products including MasterCard, VISA, Europay, Discover, and Diners Club transaction cards, documents issued by the United States and other governments, pharmaceuticals and other consumer products.

The need for better security for products and documents is escalating as new technologies have made it easier for criminals and terrorists to counterfeit. The holograms that ABNH designs and produces provide an effective deterrent to counterfeiting since they are extremely difficult to copy, and they are easily recognizable. ABNH combines its world class holographic origination capabilities with proprietary applications to create effective solutions to combat the increasing worldwide problems of counterfeiting, tampering, diversion, and fraud.

ABNH maintains its corporate headquarters in Elmsford, New York, and production facilities in Elmsford, Huntingdon Valley, Pennsylvania, and Dalton, Massachusetts.

Selected Financial Data

	Year Ended December 31,				
	2002	2001	2000[c]	1999	1998
Statement of Income Data:					
Revenue:					
Sales[a]	**$ 18,665**	$ 20,016	$ 19,029	$ 21,194	$ 29,203
Royalty income	**555**	466	444	535	554
	19,220	20,482	19,473	21,729	29,757
Costs and expenses:					
Cost of goods sold	**8,926**	9,962	8,876	11,247	18,727
Selling and administrative[a][b]	**7,136**	7,314	8,085	9,803	6,825
Research and development	**1,143**	1,233	928	261	337
Depreciation and amortization	**800**	1,097	1,076	1,026	1,080
Impairment of goodwill and fixed assets[d]	**9,298**	—	—	—	—
	27,303	19,606	18,965	22,337	26,969
Operating income (loss)	**(8,083)**	876	508	(608)	2,788
Other income (expense):					
Other income	—	—	—	24	—
Interest, net	**113**	258	(512)	(985)	(400)
Settlement with Former Parent	—	—	519	—	—
Settlement of shareholder litigation	—	—	(3,508)	—	—
Patent settlement and other	**691**	—	—	—	—
	804	258	(3,501)	(961)	(400)
Income (loss) before provision for (benefit from) income taxes	**(7,279)**	1,134	(2,993)	(1,569)	2,388
Provision for (benefit from) income taxes	**858**	543	(1,110)	(494)	1,269
Net income (loss)	**$ (8,137)**	$ 591	$ (1,883)	$ (1,075)	$ 1,119
Net income (loss) per share:					
Basic and diluted	**$ (0.44)**	$ 0.03	$ (0.12)	$ (0.08)	$ 0.08
Weighted average shares outstanding:					
Basic	**18,484**	18,484	15,421	13,636	13,636
Diluted	**18,484**	18,484	15,421	13,636	13,701

	December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Working capital	**$ 14,091**	$ 11,884	$ 10,377	$ 2,051	$ 2,023
Total assets	**20,130**	28,586	29,134	22,425	30,820
Total debt	—	—	—	1,268	5,968
Total stockholders' equity	**16,442**	24,579	23,988	13,455	14,530

(a) Sales have been adjusted from 1998 through 2000 to reflect the reclassification of shipping charges billed to customers, which were previously netted in selling and administrative expenses.

(b) During the year ended December 31, 1999, we incurred costs of $3.5 million, net of $0.6 million of insurance reimbursements, in connection with the audit committee investigation and related restatement efforts and defense of litigation. Also, during 1999, we determined that we would not establish our own post-retirement health care plan and reversed a $404,000 accrued liability in this regard. The costs and reversal are included in selling and administrative expenses.

(c) During the year ended December 31, 2000, we incurred costs of $3.4 million regarding the settlement of the shareholder litigation, and $0.1 million in connection with fines and costs incurred regarding the SEC and U.S. Attorney investigations. In addition, we reversed $0.5 million from accounts payable and accrued expenses resulting from a settlement, which we entered into with our Former Parent. These costs are included in other income (expense) on the accompanying statement of operations. Additionally in the third quarter of 2000, our insurance carriers agreed to pay us $750,000 as a product liability reimbursement, which we included in cost of sales.

(d) As a result of our annual test for impairment of goodwill, we recorded an impairment charge of $7.4 million during the quarter ended December 31, 2002 (see Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1 of the Notes to the Financial Statements). As a result of our review of long-lived assets for impairment during the quarter ended December 31, 2002, we recorded an impairment charge of $1.9 million (see Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1 of the Notes to the Financial Statements).

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements, including the notes thereto, are appearing elsewhere in this report.

Overview

American Bank Note Holographics, Inc. ("ABNH") was, until July 20, 1998, a wholly-owned subsidiary of American Banknote Corporation ("ABN" or the "Former Parent"). On that date, ABN completed the sale of 13,636,000 shares of our common stock in an initial public offering (the "Offering"), representing ABN's entire investment in ABNH. We did not receive any proceeds from the Offering.

ABNH originates, mass-produces and markets holograms. Our holograms are used primarily for security applications such as counterfeiting protection for credit and other transaction cards, identification cards and documents of value, as well as for tamper resistance and authentication of high-value consumer and industrial products. We also produce non-secure holograms for packaging and promotional applications. Our sales of holograms for security applications generally carry higher gross margins than sales for non-security applications.

Concerns regarding counterfeiting, piracy and other infractions that can result in lost sales, lost goodwill and product liability claims drive the use of product authentication holograms. Companies in various industries have utilized holograms as authentication devices to reduce potential losses. Also, concerns over counterfeiting and copying have prompted the use of holograms on documents of value, including currency, passports, business checks, gift certificates, vouchers, certificates of deposit, stamps (postage and revenue), tickets and other financial instruments.

A significant portion of our business is derived from orders placed by credit card companies, including MasterCard and manufacturers of VISA brand credit cards, and variations in the timing of such orders can cause significant fluctuations in our sales. Sales to MasterCard for the years ended December 31, 2002, 2001 and 2000 were approximately 41%, 37%, and 28%, respectively. We entered into an agreement with MasterCard dated February 28, 2003, which replaces the agreement dated February 1, 1996, as amended. The new agreement expires in February 2008, subject to automatic renewal if not terminated by either party. Under the terms of the new agreement, MasterCard is obligated to purchase at least 80% of its holograms from us, and has the right to utilize Crane & Co. to produce up to 20% of MasterCard's annual hologram requirements in coordination with us. The new agreement provides that MasterCard will receive three sequential price reductions of approximately 3% each, effective at the beginning of 2003, 2004 and 2006. We are currently the exclusive supplier to MasterCard. Sales to VISA card manufacturers were approximately 26%, 23%, and 19%, respectively, of sales for the years ended December 31, 2002, 2001 and 2000. We do not have long-term purchase contracts with VISA and we supply holograms to approximately 50 VISA authorized card manufacturers pursuant to purchase orders. Currently we are one of two companies authorized to manufacture and sell VISA brand holograms to manufacturers of VISA brand credit cards. If either MasterCard or VISA were to terminate its respective relationship with us or substantially reduce their orders, there would be a material adverse effect on our business, financial condition, results of operations and cash flows.

Holograms are sold under purchase orders and contracts with customers. Sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, we have shipped product with the right of return where we are unable to reasonably estimate the level of returns and/or the sale is contingent upon the customers' use of the product. In these situations, we do not recognize sales upon product shipment, but rather when the buyer of the product informs us that the product has been used. Additionally, pursuant to terms with a certain customer, completed items are stored on behalf of the customer at our on-site secured facility and, in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer and the customer has been billed for the order. At December 31, 2002 and 2001, accounts receivable from this customer totaled $1.6 million and $1.0 million, respectively.

We purchase certain key materials used in the manufacture of our holograms and outsource certain key processes from third party suppliers, some of which are sole source relationships, with whom we do not have supply contracts. Any problems that occur with respect to the delivery, quality or cost of any such materials or processes could have a material adverse effect on our financial position, results of operations and cash flows.

During 2002, 2001 and 2000, export sales accounted for approximately 27%, 28% and 31%, respectively, of total sales. All of our export sales are presently denominated in U.S. dollars.

Sales may fluctuate from quarter to quarter due to changes in customers' ordering patterns. Customers do not typically provide us with precise forecasts of future order quantities. Quarterly demand for holograms may be materially influenced by customers' promotions, inventory replenishment, card expiration patterns, delivery schedules and other factors which may be difficult for us to anticipate.

Cost of goods sold includes raw materials such as nickel, foils, films and adhesives; labor costs; manufacturing overhead; and hologram origination costs (which represent costs of a unique master hologram that is made to customer specifications and is an integral part of the production process). As a result, costs of goods sold are affected by product mix, manufacturing yields, costs of hologram originations and changes in the cost of raw materials and labor.

Selling and administrative expenses primarily consist of salaries, benefits and commissions for our corporate, sales, marketing and administrative personnel, marketing and promotion expenses, legal and accounting expenses and expenses associated with being a public company.

In accordance with a tax allocation agreement in effect through the date of our Offering, we were included in the consolidated Federal income tax return and, in certain instances, consolidated or combined state and local income tax returns of ABN and made payments to ABN based on the amounts which would be payable as Federal, state and local income taxes as if consolidated or combined returns were not filed. We computed our federal, state and local income tax provision as if we were filing separate income tax returns, without regard to the tax allocation agreement. During 2000, we reached an agreement with ABN which provided, among other things, for ABN to be responsible for and pay all of our asserted and unasserted income, franchise and similar tax liabilities for the period January 1, 1990 through July 20, 1998 and indemnify us with respect to any such liabilities. For periods subsequent to the date of the Offering, we have been filing our own federal and state income tax returns.

Critical Accounting Policies
We make use of estimates and assumptions that impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories and intangible assets. These estimates and assumptions are based on historical results and trends as well as our forecasts as to how these might change in the future.

We believe the following critical accounting policies, among others, impact the significant judgments and estimates we use in the preparation of our financial statements:

Revenue Recognition
We recognize revenue in accordance with the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition." Specifically, sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, we have shipped product with the right of return where we are unable to reasonably estimate the level of returns and/or the sale is contingent upon the customers' use of the product. In these situations, we do not recognize sales upon product shipment, but rather when the buyer of the product informs us that the product has been used. Additionally, pursuant to terms with a certain customer, completed items are stored on behalf of the customer at our on-site secured facility and, in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer and the customer has been billed for the order.

Allowance for Doubtful Accounts
We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We recognize allowance for doubtful accounts based on the length of time the receivables are past due, the current business environment and our historical experience. If the financial condition of our customers were to deteriorate or if economic conditions were to worsen, additional allowances may be required in the future.

Inventory Valuation
Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method. At each balance sheet date, we evaluate our ending inventory for excess quantities and obsolescence. We provide reserves for estimated obsolescence equal to the difference between the cost of the inventory and its estimated market value. We fully reserve for inventories deemed obsolete. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required.

Impairment of Goodwill and Long-Lived Assets
We account for goodwill and long-lived assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 142, which provides that goodwill should not be amortized but instead tested for impairment on an annual basis, was adopted by us on January 1, 2002. The impairment testing is performed in two steps: (i) the determination of impairment, based on our fair value compared with our carrying value, and (ii) if there is an indication of impairment, this step measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142, we completed the transitional impairment test during the quarter ended March 31, 2002, which testing indicated that no adjustment was required upon the adoption of the pronouncement. We performed the annual test for impairment required by SFAS No. 142 during the quarter ended December 31, 2002. At that time, our fair value (based on quoted market prices) was found to be less than our carrying amount, and accordingly, we recorded a $7.4 million impairment charge for the year ended December 31, 2002. This charge represents the full impairment of the goodwill on our balance sheet. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the quarter ended December 31, 2002, we recorded a charge for the impairment of long-lived assets of $1.9 million to write off fixed assets consisting of master plates which will no longer be used. This charge represents the full impairment of this long-lived asset on our balance sheet. The goodwill and the long-lived assets arose through purchase accounting by our Former Parent, as it related to us, in connection with our Former Parent's 1990 merger.

Results of Operations

Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001

Sales. Sales decreased by $1.3 million, or 6.7%, from $20.0 million in 2001 to $18.7 million in 2002. The decrease in sales was due primarily to a decrease in sales of non-credit card security holograms due to the conclusion of certain lower margin programs in 2001. In 2003, we anticipate that sales will be adversely affected by price reductions to certain existing accounts and reduced volume of shipments to certain older accounts. We believe these factors will be at least partially offset by sales to new accounts in 2003.

Royalty Income. Royalty income increased $0.1 million or 19.1%, from $0.5 million in 2001 to $0.6 million in 2002. The increase was due to higher reported licensee revenue in 2002. We anticipate that the expiration of certain patents will cause our royalty income to decrease materially in 2003.

Cost of Goods Sold. Cost of goods sold decreased by $1.1 million, or 10.4%, from $10.0 million in 2001 to $8.9 million in 2002. As a percentage of sales, cost of goods sold decreased from 49.8% in 2001 to 47.8% in 2002. The decrease was comprised of a decrease in production costs of 3% primarily resulting from the effect of cost reductions put in place during 2002 and the elimination of some lower margin sales, and a decrease of 2% resulting from the settlement of a vendor dispute offset by an increase in the provision for inventory obsolescence of 1%, an increase in warranty expense of 1% and an increase in royalty expense of 1% related to a settlement of a patent license matter. In 2003, we anticipate cost of goods sold as a percentage of sales will be adversely impacted by price reductions. We believe this will be at least partially offset by cost reductions which have been implemented.

Selling and Administrative Expenses. Selling and administrative expenses decreased by $0.2 million, from $7.3 million in 2001 to $7.1 million in 2002. As a percentage of sales, selling and administrative expenses increased from 36.5% in 2001 to 38.2% in 2002. The decrease in expenses is primarily due to a decrease in selling salaries and benefits of $0.2 million primarily resulting from a decrease in personnel and a decrease in other selling expenses of $0.2 million primarily related to reductions in travel and show expenses offset by increases in other administration expenses of $0.1 million related to increases in general insurance and relocation expenses and an increase in bad debt expense of $0.1 million due to an increase in the allowance for doubtful accounts due to an increase in the aging of accounts receivable.

Research and Development. Research and development expenses decreased $0.1 million from $1.2 million in 2001 to $1.1 million in 2002. As a percentage of sales, research and development expenses decreased from 6.2% in 2001 to 6.1% in 2002. The decrease is primarily due to a decrease in research and development testing expense in 2002.

Impairment of Goodwill and Fixed Assets. We performed our annual impairment test of goodwill under SFAS No. 142, during the quarter ended December 31, 2002. Upon completion of the test we determined that goodwill had been impaired as a result of a decrease in our market capitalization. Accordingly, we recorded an impairment charge of $7.4 million during the quarter ended December 31, 2002, reflecting the write-down of the carrying value of goodwill. In addition, during the quarter ended December 31, 2002, we recorded an asset impairment charge of $1.9 million to write off fixed assets consisting of master plates which will no longer be used. This impairment was recorded under the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Other Income (Expense). Other income (expense) increased by $0.5 million from $0.3 million in 2001 to $0.8 million in 2002. This increase was due to a patent settlement agreement entered into in the third quarter of 2002 for $0.6 million and the settlement of a dispute with a former agent of ours in the fourth quarter of 2002 for $0.1 million offset by a decrease in interest income of $0.2 million resulting from lower interest rates in effect during 2002.

Income Taxes. Income tax expense increased $0.3 million or 58% from $0.6 million in 2001 to $0.9 million in 2002. The increase was primarily due to an increase in taxable income in 2002 after giving effect to the impairment of goodwill and fixed assets which are permanent differences for tax purposes.

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

Sales. Sales increased by $1.0 million, or 5.2%, from $19.0 million in 2000 to $20.0 million in 2001. The increase in sales was due primarily to an increase in sales of security holograms for credit cards of $1.6 million partially offset by a decrease of other security holograms of $0.6 million.

Royalty Income. Royalty income remained relatively unchanged.

Cost of Goods Sold. Cost of goods sold increased by $1.1 million, or 12.2%, from $8.9 million in 2000 to $10.0 million in 2001. As a percentage of sales, cost of goods sold increased from 46.6% in 2000 to 49.8% in 2001. The increase in cost of goods sold as a percentage of sales of 3% was primarily due to a one time insurance settlement of $750,000 in 2000, related to a product liability matter expensed in 1999, which did not recur in 2001 (4%), and an increase in the reserve for obsolescence (2%) offset by a decrease in production costs (3%).

Selling and Administrative Expenses. Selling and administrative expenses decreased by $0.8 million, from $8.1 million in 2000 to $7.3 million in 2001. As a percentage of sales, selling and administrative expenses decreased from 42.5% in 2000 to 36.5% in 2001. The decrease in selling and administrative expenses is primarily due to lower professional fees of $0.8 million resulting from the resolution of prior legal and accounting matters and the reduction of other administration expenses of $0.1 million, offset partially by increases in sales salaries, benefits and expenses of $0.1 million.

Research and Development. Research and development expenses increased from $0.9 million in 2000 to $1.2 million in 2001. As a percentage of sales, research and development expenses increased from 4.9% in 2000 to 6.1% in 2001. The increase reflects our increased emphasis on development and testing new products for our target markets.

Other Income (Expense). Other income (expense) changed from a net expense of $3.5 million in 2000 to income of $0.3 million in 2001. The increase was primarily due to expenses recorded in 2000 associated with settling the shareholder litigation and prepayment of debt partially offset by a gain from the settlement with the Former Parent, all of which did not recur in 2001.

Income Taxes. Income tax expense increased from a benefit of $1.1 million, or 37% of the pre-tax loss in 2000 to an expense of $0.5 million or 48% of pre-tax income in 2001. The effective tax rate for 2001 was increased due to the difference in the treatment of amortization of goodwill for book and tax purposes.

Seasonality

Our sales have not generally exhibited substantial seasonality. However, our sales and operating results to date have, and future sales and therefore operating results may, continue to fluctuate from quarter to quarter. The degree of fluctuation will depend on a number of factors, including the timing and level of sales, any change in the pricing of our products and the mix of products sold. Because a significant portion of our business is expected to be derived from orders placed by a limited number of large customers, variations in the timing of such orders could cause significant fluctuations in our operating results. Customers do not typically provide us with precise forecasts of future order quantities. Quarterly demand for holograms may be materially influenced by customers' promotions, inventory replenishment, card expiration patterns, delivery schedules and other factors which may be difficult for us to anticipate. Other factors that may result in fluctuations in operating results include the timing of new product announcements and the introduction of new products and new technologies by us or our competitors, delays in research and development of new products, increased research and development expenses, availability and cost of materials from our suppliers, competitive pricing pressures and financing costs.

Liquidity and Capital Resources

At December 31, 2002, we had $8.7 million of cash and cash equivalents and working capital of $14.1 million.

On August 23, 2000, we terminated and repaid all outstanding amounts under the Loan and Security Agreement between ABNH and Foothill Capital Corporation (as amended, the "Foothill Loan"), which was entered into on September 29, 1999. Borrowings under the Foothill Loan bore interest at the Lender's reference rate, as defined, plus 1.5%.

As a result of terminating the Foothill Loan, we incurred in 2000 an early termination fee of $0.1 million and wrote off approximately $0.2 million in unamortized deferred financing costs related to such loans.

During the year ended December 31, 2000, the weighted average interest rate of outstanding borrowings was approximately 9.8%. The average aggregate borrowings during 2000 was approximately $0.9 million.

On June 30, 2000, we entered into a Stock Purchase Agreement (the "Agreement") with Crane & Co., Inc. ("Crane"). Under the Agreement, we sold 3,387,720 shares of our common stock to Crane for an aggregate purchase price of $9,316,230. The Agreement also provides that our Board of Directors and the audit committee of our board of directors each be expanded by one position, which was filled by Douglas A. Crane, a representative of Crane. The Agreement also provides that, for as long as Crane owns at least 51% of the shares of common stock purchased under the Agreement, Crane shall be entitled to designate one director on the management slate of nominees to our board of directors, and that, should our board of directors be expanded to a number greater than six, then our board of directors shall be expanded by another seat, and Crane shall be entitled to nominate an additional director.

The Agreement also contains a standstill provision, whereby Crane agreed, that, among other things, neither it nor its affiliates, except as otherwise provided for in the Agreement, will acquire more than its current proportionate share of our outstanding securities. The standstill provision also provides that Crane will not offer, sell or transfer any of its voting securities of ABNH during a tender or exchange offer if such offer is opposed by our board of directors. In connection with the transaction, Crane also received the right to cause us to register Crane's shares for public resale and the right to include such shares in any future registration of our securities, subject to certain exceptions.

Net cash provided by operating activities increased by $1.4 million to $1.6 million for the year ended December 31, 2002, as compared to $0.2 million of cash provided by operating activities for the prior year. For the year ended December 31, 2002, our net loss adjusted for non-cash charges provided cash of $3.0 million compared to $2.3 million of cash provided by our net income adjusted for non-cash charges in the prior year. For the year ended December 31, 2002, cash used for changes in operating assets and liabilities was $1.4 million compared to $2.1 million of cash used for changes in operating assets and liabilities in the prior year.

Investing activities for the years ended December 31, 2002 and 2001 used cash flows of approximately $0.4 million and $0.7 million, respectively. These activities primarily reflected capital expenditures for the respective years. We anticipate that capital expenditures in 2003 and 2004 will be approximately $1.5 million for each year. These amounts relating to capital expenditures are intended to improve production capabilities and reduce costs.

There were no financing activities for the years ended December 31, 2002 and 2001.

We believe that cash flows from operations and our cash balances will be sufficient to meet working capital needs, and fund capital expenditures for the next twelve months.

On March 17, 2003, our board of directors authorized the repurchase of up to $2.0 million of our outstanding common stock. Under the terms of the repurchase plan, we are authorized to make purchases from time-to-time, either on the open market or through privately negotiated transactions as conditions warrant, over a period of twelve months. The stock repurchase will not commence prior to the release of our first quarter 2003 financial results. Depending on market conditions and other factors, these purchases may be suspended or resumed at any time or from time-to-time without prior notice.

The following table quantifies our future obligations, which consist primarily of lease obligations:

In thousands	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Lease obligations	$ 4,639	$ 1,074	$ 1,839	$ 1,726	$ —

New Accounting Standards

In December 2002, the Financial Accounting Standards Boards ("FASB") issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." We adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant.

Impact of Inflation

In recent years, inflation has not had a significant impact on our historical operations. There can be no assurance that inflation will not adversely affect our operations in the future, particularly in emerging markets where inflationary conditions tend to be more prevalent.

Balance Sheets

In thousands, except share data	*December 31,* 2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	**$ 8,659**	$ 7,368
Accounts receivable, net of allowance for doubtful accounts of $210 and $75	**3,661**	3,050
Inventories	**2,541**	3,267
Deferred income taxes	**1,347**	1,232
Prepaid expenses	**396**	702
Other	**345**	272
Total current assets	**16,949**	15,891
Machinery, Equipment and Leasehold Improvements —		
Net of accumulated depreciation and amortization of $8,505 and $8,458	**2,782**	5,112
Deferred Income Taxes	**—**	143
Goodwill	**—**	7,408
Other Assets	**399**	32
Total Assets	**$ 20,130**	$ 28,586
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	**$ 966**	$ 1,809
Accrued expenses	**1,803**	2,098
Customer advances	**89**	100
Total current liabilities	**2,858**	4,007
Deferred Income Taxes	**830**	—
Total liabilities	**3,688**	4,007
Comittments and Contingencies		
Stockholders' Equity:		
Preferred Stock, authorized, 5,000,000 shares; no shares issued or outstanding	**—**	—
Common Stock, par value $0.01 per share, authorized, 40,000,000 shares; issued and outstanding, 18,483,720 shares	**185**	185
Additional paid-in capital	**23,994**	23,994
Retained (deficit) earnings	**(7,737)**	400
Total stockholders' equity	**16,442**	24,579
Total Liabilities and Stockholders' Equity	**$ 20,130**	$ 28,586

The accompanying notes are an integral part of these financial statements.

Statements of Operations

In thousands, except per share data	Years Ended December 31, 2002	2001	2000
Revenue:			
Sales	**$ 18,665**	$ 20,016	$ 19,029
Royalty income	**555**	466	444
Total revenue	**19,220**	20,482	19,473
Costs and Expenses:			
Cost of goods sold	**8,926**	9,962	8,876
Selling and administrative	**7,136**	7,314	8,085
Research and development	**1,143**	1,233	928
Depreciation and amortization	**800**	1,097	1,076
Impairment of goodwill and fixed assets	**9,298**	—	—
Total costs and expenses	**27,303**	19,606	18,965
Operating (loss) income	**(8,083)**	876	508
Other Income (Expense):			
Interest, net	**113**	258	(512)
Settlement with Former Parent	—	—	519
Settlement of shareholder litigation	—	—	(3,508)
Patent and other settlements	**691**	—	—
Total other income (expense)	**804**	258	(3,501)
(Loss) Income Before Provision for (Benefit From) Income Taxes	**(7,279)**	1,134	(2,993)
Provision for (Benefit From) Income Taxes	**858**	543	(1,110)
Net (Loss) Income	**$ (8,137)**	$ 591	$ (1,883)
Net (Loss) Income Per Share:			
Basic and diluted	**$ (0.44)**	$ 0.03	$ (0.12)

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Equity

In thousands	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained (Deficit) Earnings	Total
	Years Ended December 31, 2002, 2001 and 2000				
Balance, January 1, 2000	13,636	$ 136	$ 11,627	$ 1,692	$ 13,455
Equity financing	3,388	34	9,109	—	9,143
Issuance of shares in settlement of shareholder litigation	1,460	15	2,859	—	2,874
Issuance of warrants in settlement of shareholder litigation	—	—	399	—	399
Net loss	—	—	—	(1,883)	(1,883)
Balance, December 31, 2000	18,484	185	23,994	(191)	23,988
Net income	—	—	—	591	591
Balance, December 31, 2001	18,484	185	23,994	400	24,579
Net loss	—	—	—	(8,137)	(8,137)
Balance, December 31, 2002	**18,484**	**$ 185**	**$ 23,994**	**$ (7,737)**	**$ 16,442**

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

In thousands	Years Ended December 31, 2002	2001	2000
Cash Flows from Operating Activities:			
Net (loss) income	**$ (8,137)**	$ 591	$ (1,883)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	**800**	1,097	1,076
Deferred income taxes	**858**	543	(1,110)
Provisions for doubtful accounts	**160**	17	81
Deferred financing costs	**—**	—	235
Impairment of goodwill and fixed assets	**9,298**	—	—
Non-cash charges relating to the issuance of common stock and warrants	**—**	—	3,273
Changes in operating assets and liabilities:			
Accounts receivable	**(771)**	(500)	(208)
Inventories	**726**	(252)	(100)
Prepaid expenses and other	**(140)**	(171)	296
Accounts payable and accrued expenses	**(1,138)**	(1,078)	(775)
Customer advances	**(11)**	(61)	(446)
Net cash provided by operating activities	**1,645**	186	439
Cash Flows from Investing Activities:			
Capital expenditures	**(354)**	(744)	(654)
Net cash used in investing activities	**(354)**	(744)	(654)
Cash Flows from Financing Activities:			
Revolving credit repayment, net	**—**	—	(74)
Notes payable, net	**—**	—	(194)
Long-term debt repayment	**—**	—	(1,000)
Proceeds from equity financing, net of costs	**—**	—	9,143
Net cash provided by financing activities	**—**	—	7,875
Increase (Decrease) in Cash and Cash Equivalents	**1,291**	(558)	7,660
Cash and Cash Equivalents, Beginning of Year	**7,368**	7,926	266
Cash and Cash Equivalents, End of Year	**$ 8,659**	$ 7,368	$ 7,926
Supplemental Cash Payments:			
Taxes	**$ 2**	$ 5	$ 20
Interest	**$ —**	$ —	$ 542

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Years Ended December 31, 2002, 2001 and 2000

1. Basis of Presentation and Summary of Significant Accounting Policies

American Bank Note Holographics, Inc. (the "Company" or "ABNH") was incorporated in the state of Delaware in August 1985. The Company was, until July 20, 1998 (the "Offering Date"), a wholly-owned subsidiary of American Banknote Corporation (the "Former Parent").

The Company originates, mass-produces, and markets secure holograms. Holograms are used for security, packaging and promotional applications. The Company operates in one reportable industry segment.

Use of Estimates — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results may differ materially from those estimates.

Cash and Cash Equivalents — All highly liquid investments (primarily government bonds) with a maturity of three months or less, when purchased, are considered to be cash equivalents and are stated at cost, which approximates market.

Concentrations of Credit Risk — A significant portion of the Company's accounts receivable are due from credit card issuers and related credit card manufacturers located throughout the United States and Europe. At December 31, 2002 and for the year then ended one customer accounted for 40% of the Company's accounts receivable and 41% of its sales and a second customer accounted for 24% of the Company's accounts receivable and 11% of its sales. At December 31, 2001 and for the year then ended one customer accounted for 31% of the Company's accounts receivable and 37% of its sales. The Company establishes its credit policies based on an ongoing evaluation of its customers' creditworthiness and competitive market conditions and does not require collateral.

Inventories — Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method. The cost of hologram originations (which represent costs of a unique master hologram that is made to customer specifications and is an integral part of the production process) are charged to cost of goods sold in the period incurred.

Revenue Recognition — The Company recognizes revenue in accordance with the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition." Specifically, sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, the Company has shipped product with the right of return where the Company is unable to reasonably estimate the level of returns and/or the sale is contingent upon the customers' use of the product. In these situations, the Company does not recognize sales upon product shipment, but rather when the buyer of the product informs the Company that the product has been used. Additionally, pursuant to terms with a certain customer, completed items are stored on behalf of the customer at the Company's on-site secured facility and, in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer and the customer has been billed for the order. At December 31, 2002 and 2001, accounts receivable from this customer approximated $1.6 million and $1.0 million, respectively.

At both December 31, 2002 and 2001, customer advances approximating $0.1 million represent payments received from customers for products which have not yet been shipped. These customer advances are classified as current liabilities on the accompanying balance sheets.

Effective October 1, 2000, the Company adopted the Emerging Issues Task Force, ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs." Under the provisions of EITF 00-10, shipping and handling amounts billed to customers are included in revenues and shipping and handling costs are included in selling and administrative expenses and amounted to $373,000, $370,000, and $377,000 for the years ended December 31, 2002, 2001 and 2000, respectively. All comparative prior period financial statements have been reclassified to reflect this change. The adoption of this EITF has had no impact on the determination of net income (loss).

Royalty Income — The Company enters into licensing agreements with certain manufacturers under which the Company receives royalty payments. Royalty payments due under licensing agreements are recognized as income either based upon shipment reports from licensees, where available, or estimated shipments by such licensees.

Depreciation and Amortization — Machinery and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives ranging from 5 to 15 years.

Amortization of leasehold improvements is computed using the straight-line method based upon the remaining term of the applicable lease, or the estimated useful life of the asset, whichever is shorter.

Long Lived Assets — In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires obligations associated with the retirement of long-lived assets to be recorded as increases in costs of the related asset. Also, on October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 develops one accounting model for determining impairment based on the model in SFAS No. 121, and for long-lived assets that are to be disposed of by sale, requires them to be recorded at the lower of book value or fair value less cost to sell. In addition, SFAS No. 144 expands the scope of "discontinued operations." The new rules were applied prospectively beginning January 1, 2002.

During the quarter ended December 31, 2002, the Company recorded a charge for the impairment of long-lived assets of $1.9 million to write off fixed assets consisting of master plates which will no longer be used. The impairment charge, which was recorded under the requirements of SFAS No. 144, represents the full impairment of this long-lived asset on our balance sheet. This asset arose through purchase accounting by the Company's Former Parent, as it related to the Company, in connection with the Former Parent's merger in 1990.

Goodwill — In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which provides that goodwill should not be amortized but instead tested for impairment on an annual basis, was adopted by the Company on January 1, 2002. The impairment testing is performed in two steps: (i) the determination of impairment, based on the fair value of the Company compared with its carrying value, and (ii) if there is an indication of impairment, this step measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142 the Company completed the transitional impairment test during the quarter ended March 31, 2002, which testing indicated that no adjustment was required upon the adoption of the pronouncement. The Company performed the annual test for impairment required by SFAS No. 142 during the quarter ended December 31, 2002. At that time the fair value (based on quoted market prices) of the Company was found to be less than its carrying amount and as a result, the Company recorded a $7.4 million impairment charge for the year ended December 31, 2002. This charge represents the full impairment of the goodwill on the Company's balance sheet. This asset arose through purchase accounting by the Company's Former Parent, as it related to the Company, in connection with the Former Parent's merger in 1990.

As a result of the adoption of SFAS No. 142, the amortization of goodwill ceased as of January 1, 2002. Had goodwill amortization been recorded in 2002, goodwill amortization expense of $345,000 would have been included in the accompanying statement of operations for the year ended December 31, 2002.

The 2001 and 2000 historical financial statements do not reflect the provisions of SFAS No. 142. Had the Company adopted SFAS No. 142 on January 1, 2000, net income (loss) and basic and diluted net income (loss) per share for the years ended December 31, 2001 and 2000, would have been as follows:

In thousands, except per share data	2001	2000
Net income (loss) as reported	$ 591	$ (1,883)
Add: Goodwill amortization	345	345
Adjusted net income	$ 936	$ (1,538)
Pro forma basic and diluted net income (loss) per share	$ 0.05	$ (0.10)

Warranty Costs — The Company provides for warranty costs in amounts it estimates will be needed to cover future warranty obligations for products sold during the year. Estimates of warranty costs are periodically reviewed and adjusted, when necessary, to consider actual experience.

Research and Development — Research and development costs are expensed as incurred.

Income Taxes — The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." The provision for income taxes includes deferred income taxes resulting from items reported in different periods for income tax and financial statement purposes. Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Stock-Based Compensation Plans — In December 2002, FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." We adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed in APB Opinion No. 25, and accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant.

Had compensation cost for the Company's outstanding stock options been determined based on the fair value at the grant dates for those options consistent with SFAS No. 123, the Company's 2002, 2001 and 2000 net income (loss) and basic and diluted net income (loss) per share would have differed as reflected by the pro forma amounts indicated below:

In thousands, except per share data	**2002**	2001	2000
Net income (loss):			
As reported	**$ (8,137)**	$ 591	$ (1,883)
Pro forma	**$ (8,483)**	$ (124)	$ (2,598)
Stock-based employee compensation:			
As reported	**$ —**	$ —	$ —
Pro forma	**$ 346**	$ 715	$ 715
Basic and diluted net income (loss) per share:			
As reported	**$ (0.44)**	$ 0.03	$ (0.12)
Pro forma	**$ (0.46)**	$ (0.01)	$ (0.17)

Basic and Diluted Net Income (Loss) per Share — Basic net income (loss) per share is computed based on the weighted average number of outstanding shares of common stock. The basic weighted average number of shares outstanding were 18,483,720, 18,483,720, and 15,421,064 for the years ended December 31, 2002, 2001 and 2000, respectively. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding and dilutive potential shares of common stock. For the years ended December 31, 2002, 2001 and 2000, the effect of options to purchase 2,318,500 shares, 2,509,500 shares and 2,472,500 shares, respectively, of the Company's common stock were excluded from the calculation of diluted net income (loss) per share because the effect of inclusion of such options would have been antidilutive. For the years ended December 31, 2002 and 2001, the effect of warrants to purchase 863,647 shares and 215,912 shares, respectively, of the Company's common stock were excluded from the calculation of diluted net income (loss) per share because the effect of inclusion of such warrants would have been antidilutive. For the years ended

December 31, 2002, 2001 and 2000, the diluted weighted average number of shares outstanding were 18,483,720, 18,483,720 and 15,421,064, respectively.

Business Concentration Risks — Sales to MasterCard were approximately 41%, 37% and 28% of sales for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, accounts receivable from MasterCard approximated $1.6 million and $1.0 million, respectively. The Company entered into an agreement with MasterCard dated February 28, 2003, which replaces the agreement dated February 1, 1996, as amended. The new agreement expires in February 2008, subject to automatic renewal if not terminated by either party. Under the terms of the new agreement, MasterCard is obligated to purchase at least 80% of its holograms from the Company, and has the right to utilize Crane & Co. to produce up to 20% of MasterCard's annual hologram requirements in coordination with the Company. The new agreement provides that MasterCard will receive three sequential price reductions of approximately 3% each, effective at the beginning of 2003, 2004 and 2006. The Company is currently the exclusive supplier to MasterCard. The loss of all or a substantial portion of the sales to MasterCard, however, would have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Sales to manufacturers of VISA credit cards (approximately 50 customers) were approximately 26%, 23% and 19% of sales for the years ended December 31, 2002, 2001 and 2000, respectively. The loss of a substantial portion of the sales to these customers would have a material adverse effect on the financial position, results of operations and cash flows of the Company. At December 31, 2002 and 2001, accounts receivable from these customers approximated $1.5 million and $1.0 million, respectively.

The Company has historically purchased certain key materials used in the manufacture of its holograms from single suppliers, with which it does not have supply contracts. Any problems that occur with respect to the delivery, quality or cost of any such materials could have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Export Sales — Export sales were 27%, 28% and 31% of sales for the years ended December 31, 2002, 2001 and 2000, respectively. All export sales are denominated in United States dollars. At December 31, 2002 and 2001, accounts receivable from these customers approximated $0.5 million and $0.6 million, respectively.

Comprehensive Income — In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes rules for the reporting of comprehensive income and its components. For each of the years ended December 31, 2002, 2001, 2000, there was no difference between the Company's net income (loss) and comprehensive income (loss).

Fair Value of Financial Instruments — The Company's financial instruments consist of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses. The carrying amounts reported in the balance sheets approximate their fair value at both December 31, 2002 and 2001.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. Inventories

In thousands	*December 31,* 2002	2001
Finished goods	**$ 1,226**	$ 1,197
Finished goods on consignment with customers	**377**	287
Work in process	**455**	1,023
Raw materials	**483**	760
Inventories	**$ 2,541**	$ 3,267

3. Machinery, Equipment and Leasehold Improvements

In thousands	*December 31,* 2002	2001
Machinery and equipment	**$ 10,205**	$ 12,548
Leasehold improvements	**1,082**	1,022
	11,287	13,570
Accumulated depreciation and amortization	**8,505**	8,458
Machinery, equipment and leasehold improvements, net	**$ 2,782**	$ 5,112

Depreciation and amortization of machinery and equipment and leasehold improvements for the years ended December 31, 2002, 2001 and 2000 were $794,000, $749,000 and $732,000, respectively.

During the quarter ended December 31, 2002, the Company recorded an asset impairment charge of $1.9 million to write off fixed assets consisting of master plates which will no longer be used (see Note 1).

4. Accrued Expenses

In thousands	*December 31,* 2002	2001
Accrued contract liability	**$ 357**	$ 357
Warranty reserves	**605**	1,011
Federal, state and local income taxes	**66**	68
Salaries and wages	**520**	435
Accrued professional fees	**107**	181
Other	**148**	46
	$ 1,803	$ 2,098

5. Income Taxes

In accordance with a tax allocation agreement in effect through the Offering Date, the Company was included in the consolidated U.S. Federal income tax return and, in certain instances, consolidated or combined state and local income tax returns of its Former Parent and made payments to the Former Parent based on the amounts which would be payable as Federal, state and local income taxes as if consolidated or combined returns were not filed. The Company computed its Federal, state and local income tax provision as if it was filing separate income tax returns, without regard to the tax allocation agreement. During 2000, the Company and the Former Parent reached an agreement, subject to consummation of the Former Parent's Chapter 11 plan (see Note 7. "Related Party Transactions"). The agreement provides, among other things that the Former Parent will be responsible for and shall pay all asserted and unasserted income, franchise and similar tax liabilities of the Company for the period January 1, 1990 through July 20, 1998 and will indemnify the Company with respect to any such liabilities. For periods subsequent to the Offering Date, the Company is filing its own U.S. Federal and state income tax returns.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Provision for (benefit from) income taxes are as follows:

	For the Years Ended December 31,		
In thousands	**2002**	2001	2000
Current:			
Federal	**$ —**	$ —	$ —
State and local	**—**	—	—
	—	—	—
Deferred:			
Federal	**655**	423	(817)
State and local	**203**	120	(293)
	858	543	(1,110)
	$ 858	$ 543	$ (1,110)

A reconciliation of the taxes on income in 2002, 2001 and 2000 is as follows:

	For the Years Ended December 31,		
In thousands	**2002**	2001	2000
Tax at statutory rate	**$ (2,475)**	$ 397	$ (1,048)
Amortization and impairment of nondeductible goodwill and long-lived assets	**3,161**	122	122
State and local taxes, net of Federal benefit	**133**	89	(190)
Other	**39**	(65)	6
	$ 858	$ 543	$ (1,110)

The tax effects of the items comprising the Company's deferred income tax assets and liabilities are as follows:

	December 31,	
In thousands	**2002**	2001
Current deferred tax assets:		
Uniform capitalization of inventory	**$ 228**	$ 215
Bad debt reserve	**89**	32
Warranty reserve	**254**	425
Inventory obsolescence	**492**	304
Accrued vacation	**79**	51
Other liabilities	**205**	205
Net current deferred tax asset	**$ 1,347**	$ 1,232
Non current deferred tax asset:		
Class action settlement reserve	**$ —**	$ 1,031
Net operating loss carryforward	**574**	627
	574	1,658
Non current deferred tax liabilities:		
Excess tax over book depreciation	**(1,404)**	(1,515)
Net non current deferred tax (liability) asset	**$ (830)**	$ 143

At December 31, 2002, the Company has net operating loss carryforwards of approximately $1.4 million, which expire through 2021, available to offset future Federal taxable income. Current or future changes in ownership could limit the availability to use these net operating loss carryforwards.

6. Revolving Credit Agreement

On August 23, 2000, the Company terminated and repaid all outstanding amounts under the Loan and Security Agreement between the Company and Foothill Capital Corporation (as amended, the "Foothill Loan"), which was entered into on September 29, 1999. Borrowings under the Foothill Loan bore interest at the Lender's reference rate, as defined, plus 1.5%.

As a result of terminating the Foothill Loan, in 2000, the Company incurred an early termination fee of $0.1 million and wrote-off approximately $0.2 million in unamortized deferred financing costs related to such loans.

During the year ended December 31, 2000, the weighted average interest rate of outstanding borrowings was approximately 9.8%. The average aggregate borrowings during 2000 were approximately $0.9 million.

On December 8, 2000, the Company terminated and repaid $59,000 of notes payable which bore interest at 5.85%.

7. Related Party Transactions

The Company and the Former Parent were related parties until April 4, 1999 at which time the Former Parent's Chairman and Chief Executive Officer resigned as the Company's Chairman and Chief Executive Officer.

On December 8, 1999, the Former Parent filed a petition and plan of reorganization under Chapter 11 of the Federal Bankruptcy Code. In connection with negotiations on the Chapter 11 plan, the Company reached an agreement with the Former Parent which provided, among other things, for the Former Parent to be responsible for and pay all asserted and unasserted income, franchise or similar tax liabilities of the Company for the period January 1, 1990 through July 20, 1998 and indemnify the Company with respect to any such liabilities. As a result of the above agreement the Company included in the accompanying statement of operations in 2000, approximately $0.5 million relating to the reversal of accounts payable and accrued expenses due to the Former Parent and affiliates.

8. Stockholders' Equity

On June 11, 1998, the Company increased its authorized common stock to 30,000,000 shares and its authorized preferred stock to 5,000,000 shares. On July 20, 1998, the Former Parent completed the sale of 13,636,000 shares of the Company's common stock in a public offering (the "Offering"), representing its entire investment in the Company. During 2001 and 2002 the Company issued and distributed 1,460,000 shares of its common stock as well as warrants to purchase 863,647 shares of the Company's common stock, at an exercise price of $6.00 per share in settlement of the class action lawsuit filed against the Company. On August 10, 2001, the Company's stockholders approved an amendment to the Company's Amended and Restated Articles of Incorporation increasing the number of authorized shares of its common stock to 40,000,000 shares.

On June 30, 2000, the Company entered into a Stock Purchase Agreement (the "Agreement") with Crane & Co., Inc. ("Crane"). Under the Agreement, the Company sold 3,387,720 shares of the Company's common stock to Crane for an aggregate purchase price of $9,316,230. The Agreement also provides that the Board of Directors of the Company and the audit committee of the Board of Directors each be expanded by one position, which was filled by Douglas A. Crane, a representative of Crane.

The Agreement also contains a standstill provision, whereby Crane agreed, that, among other things, neither it nor its affiliates, except as otherwise provided for in the Agreement, will acquire more than its current proportionate share of the outstanding securities of the Company. The standstill provision also provides that Crane will not offer, sell or transfer any of its voting securities of the Company during a tender or exchange offer if such offer is opposed by the Company's Board of Directors.

During 2000, the Company entered into additional agreements with Crane under which the Company rents factory space and leases employees for the Company's facility in Dalton, MA. For the years ended December 31, 2002, 2001 and 2000, the Company paid Crane under these agreements, $72,000, $72,000 and $12,000, respectively, for the rental of factory space and $151,000, $116,000 and $11,000, respectively, for the leased employees. In addition, the Company paid Crane $5,700 and $50,000 for leasehold improvements on the rental space for the years ended December 31, 2001 and 2000, respectively. On February 28, 2003, the Company entered into a new agreement with MasterCard which entitles MasterCard to appoint Crane as its second supplier to produce up to 20% of MasterCard's annual hologram requirements in coordination with the Company. In addition, the agreement allows MasterCard to appoint Crane as its contingent supplier under certain circumstances.

9. Settlement Agreement

ABNH and Leonhard Kurz GmbH & Co. KG ("Kurz") have entered into a Settlement Agreement dated as of July 1, 2002. Pursuant to the Settlement Agreement, Kurz will make payments to ABNH totaling $900,000 over two years, with $300,000 paid upon settlement and the remainder payable in eight quarterly installments of $75,000 beginning in October 2002 in exchange for a release from any past, present and future infringements of ABNH's demetallizing and hot-stamping patents except for a future use of a specific interpretation of the demetallizing patents which is subject to a royalty based license. ABNH recorded such amounts as other income in the accompanying statement of operations in 2002, net of legal expenses of $280,000 and imputed interest of $50,000.

10. Stock Incentive Plans

On August 4, 2000, the Company adopted the American Bank Note Holographics, Inc. 2000 Stock Incentive Plan (as amended, the "2000 Plan"), which was subsequently approved by the Company's stockholders at the annual meeting on September 12, 2000. On July 20, 1998, the Company adopted the 1998 Stock Incentive Plan (as amended, the "1998 Plan", and collectively with the 2000 Plan, the "Plans"). The Plans were adopted for the purpose of granting various stock incentives to officers, directors, employees and consultants of the Company. The Board of Directors (or a committee appointed by the Board of Directors) has discretionary authority, subject to certain restrictions, to administer the Plans. The total number of shares reserved for issuance under the Plans are 3,213,000 shares of common stock. Options to purchase 909,500 shares of common stock are available for future grants at December 31, 2002 under the Plans. Options to purchase 2,303,500 shares of common stock were outstanding under the Plans at December 31, 2002. Options to purchase an additional 15,000 shares of common stock were outstanding outside the Plans at December 31, 2002. The exercise price of options granted under the Plans may not be less than 100% of the fair market value of the common stock on the date such option was granted. Options granted under the Plans generally become vested and exercisable for up to 33 1/3% of the total optioned shares upon each succeeding anniversary of the date of grant. Generally, the unexercised portion of any option automatically terminates upon the termination of the optionee's employment with the Company, unless otherwise determined by the Board of Directors; provided however, that any extension shall not extend beyond the expiration of the option, generally ten years. Upon a change in control, outstanding options will generally become fully vested.

A summary of the status of the Company's outstanding stock options as of December 31, 2002, 2001 and 2000 and changes during the years then ended follows:

	2002		2001		2000	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**2,509,500**	**$ 2.58**	2,472,500	$ 2.64	1,420,000	$ 3.22
Granted	**23,000**	**1.02**	188,000	1.83	1,136,500	1.99
Forfeited	**(214,000)**	**2.76**	(151,000)	2.69	(84,000)	4.32
Outstanding, end of year	**2,318,500**	**2.55**	2,509,500	2.58	2,472,500	2.64
Exercisable, end of year	**1,944,124**	**2.67**	1,524,069	2.91	696,666	3.38
Weighted average fair value of options granted during the year	**$ 0.84**		$ 1.52		$ 1.61	

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisabe	Weighted Average Exercise Price
$ 0.68 — $ 1.07	23,000	9.64	$ 1.02	0	0
$ 1.67 — $ 1.9375	860,500	7.53	$ 1.86	644,083	$ 1.85
$ 2.03125 — $ 2.50	1,277,833	6.84	$ 2.31	1,142,874	$ 2.34
$ 8.50	157,167	5.55	$ 8.50	157,167	$ 8.50
$ 0.68 — $8.50	2,318,500	7.04	$ 2.55	1,944,124	$ 2.67

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected volatility	**63.10%**	76.84%	70.10%
Risk-free interest rate	**3.63% to 4.02%**	4.97% to 5.52%	5.23% to 6.60%
Dividend yield	—	—	—
Expected life	**7.5 years**	7.5 years	7.5 years

11. Employee Benefits Plan

Retirement Plans — On October 1, 1999, the Company implemented defined contribution plans for its employees. Aggregate contributions to such plans, which have been charged to the Company's operations, were approximately $51,000, $48,000 and $46,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

12. Commitments and Contingencies

Litigation — A consolidated class action complaint against the Company, certain of its former officers and directors, its Former Parent, the four co-lead underwriters of the Offering and Deloitte & Touche LLP, had been filed in the United States District Court for the Southern District of New York (the "Court"). The complaint alleged violations of the federal securities laws and sought to recover damages on behalf of all purchasers of the Company's common stock during the class period (July 15, 1998 through February 1, 1999). The complaint sought rescission of the purchase of shares of the Company's common stock or alternatively, unspecified compensatory damages, along with costs and expenses including attorney's fees. In October 2000, the Company, all other defendants and the plaintiffs entered into a definitive agreement to settle all of the claims that are the subject of the class action, as well as claims asserted against the Former Parent and other defendants in a separate class action. The settlement agreement received the final approval of the Court on December 15, 2000. Under the settlement, the insurance carrier for the Company and the Former Parent paid $12,500,000 and Deloitte & Touche LLP paid $2,350,000. In addition, the Company issued and distributed 1,460,000 shares of its common stock, of which 365,000 shares were issued and distributed in February 2001 and the remaining 1,095,000 shares were issued and distributed in May 2002. ABNH also issued and distributed warrants to purchase 863,647 shares of the Company's common stock, at an exercise price of $6.00 per share. The warrants will expire on June 18, 2003. The Former Parent also issued and distributed certain of its securities as part of the settlement. In regard to the settlement, the Company recorded a charge to its statement of operations in fourth quarter of 2000 of $3,356,000. Such charge was comprised of the cost of the Company's common stock issued at the closing price of the stock on the day of final settlement, the value of the warrants issued, which value was determined using the Black-Scholes option pricing model, and other related costs.

During 1991 ABNH entered into a Patent License Agreement (the "License Agreement"), which required ABNH to pay royalties in connection with certain products that ABNH produces. During 2002, the licensor under the License Agreement filed a lawsuit against ABNH in the United States District Court for the Eastern District of Washington, alleging breach of the License Agreement. In December 2002, ABNH entered into a settlement agreement whereby ABNH paid $431,250 on December 31, 2002. The payment satisfied all obligations by ABNH to pay royalties that may have been owed both for the past and the future under the License Agreement. ABNH recorded $231,250 as royalty expense in the accompanying statements of operations to cover allegedly past due royalties and $200,000 will be amortized over the remaining life of the patents, which expire in 2005 and 2007.

The Company currently and from time to time is involved in litigation (as both plaintiff and defendant) incidental to the conduct of its business; however, other than the shareholder litigation described above, the Company is not a party to any lawsuit or proceeding which, in the opinion of management of the Company, is likely to have a material impact on the Company's financial position, results of operations or cash flows.

Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims. The costs are accrued when it is both probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel, of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiffs, and other significant factors which vary by case. When it is not possible to estimate a specific expected cost to be incurred, the Company evaluates the range of probable loss and records the minimum end of the range. As of December 31, 2002, accruals for litigation matters approximated $10,000. As of December 31, 2001, there were no accruals for litigation matters. The Company believes, based on information known at December 31, 2002, that anticipated probable costs of litigation matters as of December 31, 2002 have been adequately provided to the extent determinable.

Indemnification from Former Parent — As described above and in Notes 5 and 7, during 2000, the Company and its Former Parent entered into an agreement, which, among other matters, provide for the indemnification, under certain circumstances, of the Company by the Former Parent. The Former Parent has experienced significant financial difficulty, which may result in its inability to perform under the terms of the indemnification provided, which could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Product Liability Matters — The Company provides holograms in connection with a wide range of its customers' products, in which case it is possible that the Company is subject to product liabilities in association with those products or in connection with the holograms used with those products. Although the Company maintains product liability insurance, there can be no assurance that such insurance would be available to cover any such claim or available in amounts sufficient to cover all potential liabilities. As a result, product liability claims could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Leases — The Company has long-term operating leases for offices, manufacturing facilities and equipment, which expire through 2007. The Company has renewal options on some locations, which provide for renewal rents based upon increases tied to the consumer price index.

Net rental expense was approximately $1.3 million, $1.3 million and $1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002, future minimum lease payments under noncancelable operating leases, expiring through 2007, are as follows: $1.1 million in 2003; $0.9 million in 2004; $0.9 million in 2005; $0.9 million in 2006; and $0.8 million in 2007.

Employment Agreements — The Company entered into employment agreements with certain of its current officers, which provide for, among other matters, minimum compensation of approximately $501,000 in 2003, $318,000 in 2004 and $80,000 in 2005. The agreements also provide for bonuses. In connection with these agreements, the Company granted options to acquire 1,273,000 shares of its common stock at prices ranging from $1.75 to $2.50 per share, representing the fair market value of the Company's common stock on the dates of grant.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock has been quoted on the NASD's Over-the-Counter Bulletin Board quotation service under the symbol "ABHH," since March 31, 2000. Our securities are not listed or quoted on any exchange or other quotation system.

The following table sets forth the high and low closing prices of our common stock for each quarter of 2001, 2002 and the first four months of 2003.

	High	Low
2001		
First Quarter	$ 2.00	$ 1.34
Second Quarter	2.40	1.41
Third Quarter	2.25	1.60
Fourth Quarter	2.10	1.61
2002		
First Quarter	$ 1.92	$ 1.39
Second Quarter	2.08	1.14
Third Quarter	1.39	0.85
Fourth Quarter	0.93	0.63
2003		
First Quarter	$ 0.98	$ 0.71
Second Quarter (through April 30, 2003)	$ 0.90	$ 0.81

Warrants to purchase our common stock have been quoted on the NASD's Over-the-Counter Bulletin Board quotation service since August 27, 2002. During 2002, the warrants, which expire on June 18, 2003, had high and low closing prices of $0.05 and $0.01, respectively, during the third quarter and a high and low closing price of $0.01 during the fourth quarter. During the period ended April 30, 2003, the warrants had high and low closing prices of $0.03 and $0.001, respectively.

As of May 5, 2003, there were approximately 492 holders of record of our common stock and 450 holders of warrants to purchase our common stock. Because many of our shares of common stock and warrants to purchase our common stock are held of record by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

We have not paid cash dividends during the past two fiscal years. We have no plans or intentions of paying dividends in the foreseeable future.

Unaudited Quarterly Results of Operations for the Years Ended December 31, 2002 and 2001

In thousands, except per share data	*Year Ended December 31, 2002*			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Sales	$ 4,620	$ 4,836	$ 4,712	$ 4,497
Cost of goods sold	2,314	2,506	2,032	2,074
Net income (loss)	67	134	694	(9,032)
Net income (loss) per share-basic and diluted	$ 0.00	$ 0.01	$ 0.04	$ (0.49)

In thousands, except per share data	*Year Ended December 31, 2001*			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Sales	$ 5,032	$ 5,008	$ 5,137	$ 4,839
Cost of goods sold	2,373	2,469	2,457	2,663
Net income (loss)	290	239	103	(41)
Net income (loss) per share-basic and diluted	$ 0.02	$ 0.01	$ 0.01	$ 0.00

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in significant activity with respect to market risk sensitive instruments. Accordingly, our risk with respect to market risk sensitive instruments is immaterial.

Report of Independent Auditors

To the Board of Directors and Stockholders of
American Bank Note Holographics, Inc.:

We have audited the accompanying balance sheets of American Bank Note Holographics, Inc. (the "Company") as of December 31, 2002 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated March 1, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards ("Statement") No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 and 2000 included (a) agreeing the previously reported net income (loss) to the previously issued financial statements and the adjustments to reported net income (loss) representing amortization expense recognized in those periods related to goodwill that are no longer being amortized as a result of initially applying Statement No. 142 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income (loss) to reported net income (loss), and the related net (loss) income per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
March 7, 2003

Report of Independent Public Accountants

The following is a copy of the previously issued report of Arthur Andersen LLP dated March 1, 2002, related to their audit of the financial statements of American Bank Note Holographics, Inc., as of and for the two-year period ended December 31, 2001. During 2002, Arthur Andersen LLP ceased operations and, as such, has not reissued this report. Additionally, Arthur Andersen LLP has not consented to the use of this audit report. Since American Bank Note Holographics, Inc. is unable to obtain a current manually signed audit report, a copy of Arthur Andersen's most recent signed and dated report has been included to satisfy filing requirements, as permitted under Rule 2-02(e) of Regulation S-X.

To the Board of Directors and Stockholders of
American Bank Note Holographics, Inc.:

We have audited the accompanying balance sheets of American Bank Note Holographics, Inc. (a Delaware corporation) as of December 31, 2001 and 2000 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements and schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Bank Note Holographics, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page S-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP

New York, New York
March 1, 2002

Corporate Information

EXECUTIVE OFFICERS

Kenneth H. Traub
President and
Chief Executive Officer

Salvatore F. D'Amato
Chairman of the Board

Alan Goldstein
Vice President and
Chief Financial Officer

BOARD OF DIRECTORS

Kenneth H. Traub
President and
Chief Executive Officer
American Bank Note Holographics, Inc.

Salvatore F. D'Amato
Chairman of the Board
American Bank Note Holographics, Inc.

Stephen A. Benton, PhD.
Allen Professor of Media Arts & Sciences
Massachusetts Institute of Technology

Mark J. Bonney
Chief Executive Officer
MJB Consulting

Douglas A. Crane
Manager of Currency Paper Manufacturing
and U.S. Currency Contract
Crane & Co., Inc

Fred J. Levin
President and
Chief Executive Officer
LGI Network LLC

COUNSEL

Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103

AUDITORS

Ernst & Young LLP
5 Times Square
New York, NY 10036

Annual Meeting of Stockholders
June 26, 2003 at 10:00am
Renaissance Westchester Hotel
80 West Red Oak Lane
White Plains, New York 10604

Form 10-K
ABNH has filed an Annual Report on Form 10-K with the Securities and Exchange Commission. Copies of this report can be obtained free of charge by calling or writing to the ABNH headquarters at the phone number or address set forth below, attention, Investor Relations.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
6201 15th Avenue – Third Floor
Brooklyn, NY 11219

Internet Address
www.abnh.com

ABNH Headquarters
399 Executive Boulevard
Elmsford, NY 10523
914-592-2355



American Bank Note Holographics, Inc.

399 Executive Boulevard, Elmsford, NY 10523
(914) 592-2355 fax: (914) 592-3248
(800) 966-2264 www.abnh.com